Seal: The United Mexican States, Ma. De Lourdes Yerena Galeana, Titleholder, Notary No. 21, Tepic, Nayarit

CONTRACTS FOR MINING EXPLORATION AND PROMISE FOR THE TRANSFER OF RIGHTS EXECUTED BY, AS ONE PARTY, MINERA GAVILAN, S.A. DE C.V., REPRESENTED IN THIS LEGAL ACTION BY ING. ABELARDO GARZA HERNANDEZ, AND AS THE OTHER PARTY, REYNALDO ARELLANO VENAVIDEZ AND JOSE REYES RUIZ OLMOS, ON THEIR OWN BEHALF, ACORDING TO THE FOLLOWING:

D E C L A R A T I O N S:

The parties declare that, for the purposes of these Contracts, the abbreviations used shall be understood as follows:

EXPLORER: Minera Gavilan, S.A. de C.V., as well as its assignees and transferees, and any other individuals, companies or legal entities, national or foreign, that it designates to exercise any of the rights whatsoever derived for these Contracts, and are legally capable to do so.

CONCESSION HOLDERS: Reynaldo Arellano Venavidez and Jose Reyes Ruiz Olmos, as well as their heirs, assignees and transferees, and any other individuals, companies or legal entities whatsoever, national or foreign, that they designate to exercise any of the rights whatsoever derived from these Contracts, and are legally capable to do so.

L0T: The mining concession regarding the mining lot described in Point 2 of the Declarations of the CONCESSION HOLDERS in this document, and those derived from it.

RIGHTS: Rights derived from the mining concession title with respect to the LOT.

OPERATIONS: The operations developed and mining done on and for the benefit of the LOT.

LAW: Mining Law.

REGULATIONS: Mining Law Regulations.

MINISTRY: Ministry of the Economy.

REGISTRY: The Public Mining Registry.

IVA: Value-added Tax.

LIR: Income Tax Law.

ISR: Income Tax.

LFD: Federal Law of Rights.

EUA: The United States of America.

RFC: Federal Taxpayer’s Registry.

I.

The CONCESSION HOLDERS declare that:

1.

Mr. Reynaldo Arellano Venavidez is a person that has Mexican nationality, is of legal age, married under the regimen of joint ownership of property by husband and wife to Mrs. Olga Jimenez Flores, who appears at the signing of this document, granting her agreement to the same. He is registered in the Federal Taxpayer’s Registry as an individual with business activities, under No.: AEVR-610826-EY2. Mr. Jose Reyes Ruiz Olmos is a person that has Mexican nationality, is of legal age, married under the regimen of joint ownership of property by husband and wife to Mrs. Monica Perez Rodriguez, who appears at the signing of this document, granting her agreement to the same. He is registered in the Federal Taxpayer’s Registry as an individual with business activities, under No.: RUOJ-490116-QB5. They have the legal capacity to explore, exploit, contract and be the titleholders of mining concessions, in agreement with what is established in the LAW and the REGULATIONS and, therefore, have the capacity to execute these Contracts for Mining Exploration and Promise for the Transfer of Rights.

2.

They are the titleholders of the RIGHTS, the identification information of which is as follows:

Name of the Concession:

El Gallo de Oro

Title:

293973

Surface Area:

21.6991 Hectares

Municipality:

Santiago Ixcuintla

State:

Nayarit

Concession Holders:

Reynaldo Arellano Venavidez (50%)

Jose Reyes Ruiz Olmos (50%)

3.

On the date of the signing of this document, they are up-to-date in the fulfillment of all of the obligations relative to the LOT.

4.

The landmark for the point of departure of the LOT is found to be in good state of conservation, and was constructed under the terms of the LAW and the REGULATIONS.

5.

The rights and legal capacity of the CONCESSION HOLDERS, with respect to the LOT, have not been limited nor revoked, and they have not incurred any reason for nullification, suspension or impermanence of rights. In addition, they do not know of any opposition whatsoever from any third parties whatsoever regarding the signing of this document and the execution of the Contracts established in the same, nor regarding the execution of any other contracts or documents whatsoever that are derived from them.

6.

The RIGHTS are free from all encumbrances, appropriations, charges or limitations of control of any type whatsoever and, with the exception of the Contracts mentioned in this document, no contracts whatsoever have been contracted, nor will be contracted, and no legal actions whatsoever have been executed or will be executed regarding the LOT, which would encumber, affect or limit these rights in any way whatsoever.

7.

The CONCESSION HOLDERS wish to grant the EXPLORER, in this legal action, the exclusive right to explore the LOT, under the terms and conditions established in these Contracts. That regarding what is indicated herein, it is expressly understood that the EXPLORER’S right to explore regarding the LOT shall become effective precisely on the date of ratification of this document by both parties before a Notary Public, considering that the EXPLORER is able to carry out the exploration of the LOT, and the individual or company that the Explorer designates for this purpose, when applicable, shall also have to be capable of doing so.

8.

In addition, the CONCESSION HOLDERS wish to grant to the EXPLORER, in this legal action, a formal and irrevocable Promise for the Transfer of the RIGHTS, under the terms and conditions of this document.

II.

The representative of the EXPLORER declares that:

1.

The company that he is representing is a mining company, Mexican, constituted according to the laws of the United Mexican States, registered under No. 127, on Page No. 153 front to 154 front, of Volume XXXIII of the General Book of Companies of the REGISTRY on the 30th of May of 1997, with Federal Taxpayer’s No.: MGA-960917-S58. According to its corporate objective, it is empowered to engage in the exploration and exploitation of substances that are granted in a concession, to be the titleholder of mining concessions, as well as to execute contracts that have as their objective to acquire and/or transfer rights derived from said concessions and, therefore, has the capacity to enter into these Contracts.

2.

He has sufficient powers to act on behalf of and as the representative of the EXPLORER, taking on obligations for the company under the terms of these Contracts; powers that to the date of the signing of this document have not been revoked nor amended in any way whatsoever. This is verified in Public Document No. 10,079, dated the 27th of September of 2002, granted before Lic. Jose Sergio Miller Mata, Public Notary No. 5 of Hgo. Del Parral, Chihuahua.

3.

The EXPLORER knows the LOT and accepts it in the conditions established in the Declarations of the CONCESSION HOLDERS. Nevertheless, the EXPLORER reserves the right to carry out, at its own discretion, during a period of 6 (six) months counted from the date of the signing of the ratification by both parties of these Contracts, the technical and legal audits that are deemed necessary to confirm, among others, the holder of the title, term of effectiveness, location, surface area supported, adjoining properties and fulfillment of the obligations corresponding to the LOT. If there are any discrepancies in what the CONCESSION HOLDERS declared, the EXPLORER promises to correct them within a reasonable term. If during the period of 6 (six) months mentioned above, the EXPLORER does not notify the CONCESSION HOLDERS of the need to correct any irregularity whatsoever, it is understood that the EXPLORER has accepted the conditions established in the Declarations of the CONCESSION HOLDERS.

4.

The EXPLORER wishes to execute a Mining Exploration Contract with the CONCESSION HOLDERS regarding the LOT, so that the EXPLORER itself, in agreement with the applicable legal dispositions, acquires the exclusive right to explore the LOT, under the terms and conditions of these Contracts.

5.

In addition, the EXPLORER, in this legal action, wishes to execute with the CONCESSION HOLDERS a Promissory Contract for the Transfer of the RIGHTS, for the EXPLORER itself to have the right to acquire them, under the terms and conditions of these Contracts.

Given the declarations above, the parties agree on the following:

C L A U S E S:

EXPLORATION CONTRACT

FIRST:

The CONCESSION HOLDERS, in this legal action, transmit to the EXPLORER, under the terms of the applicable legal dispositions, the exclusive right to explore the LOT, in agreement with the following stipulations:

The exclusive right to explore the LOT shall be effective as of the date of the ratification of this document by both parties before a Notary Public, and shall remain in effect during the following 36 (thirty-six) months. This term shall be obligatory for the CONCESSION HOLDERS and voluntary for the EXPLORER. Therefore, the latter shall be able to terminate it at any time whatsoever through a written notification sent to the CONCESSION HOLDERS, without any additional obligation whatsoever, except for the rights regarding mining and the other obligations that correspond in virtue of this document, proportional to the date on which it is terminated.

2.

The exploration object of this Contract includes, among others, the works that make it possible to locate, identify and quantify the mineral substances existing on the LOT, consisting of research, examinations, and geological, geophysical and geochemical explorations. These include topographical works, perforations of any type whatsoever and mining works such as cuts, tunnels, fronts, cleavages, shafts and others that the EXPLORER considers appropriate for the purposes of the mining exploration.

3.

The EXPLORER is empowered to execute, at its own cost and risk, all of the works such as for the construction of the structures, buildings, improvements, access roads and others, as well as for installing and using all of the machinery and equipment that is required for the exploration. These may be removed at any time whatsoever during the term of effectiveness of this Mining Exploration Contract and during an additional term of 90 (ninety) calendar days counted from the date of the termination. It is understood that the permanent works of fortification, the shoring and, in general, the works necessary for the security and stability of the mines shall not be able to be removed, in agreement with what is foreseen in Section V of Article 27 of the LAW.

4.

The CONCESSION HOLDERS, in turn, shall work together with the EXPLORER, if necessary, to negotiate with the owners or holders of the surface area that covers the LOT, for the granting of any authorizations, permits or easements whatsoever that may be necessary to carry out the works and constructions, either temporary or permanent that are referred to in the previous point. These include requesting and obtaining the expropriations, temporary occupations, or constitution of easements on the lands that are indispensable for carrying out the works and labours of exploration and, if applicable, exploitation, such as for the depositing of earth, tailings, dross and slag, in agreement with Section IV of Article 19 of the LAW, while the final Contract for the Transfer of Rights mentioned below has not been executed as yet.

5.

If due to the execution of the mining works in the labours of exploration the EXPLORER were to extract minerals in beneficial commercial quantities, the company shall only be able to take free amounts that are required to carry out all types of metallurgical tests, under the understanding that all of the other minerals or, when applicable, the income generated by the sale of said minerals shall remain at the disposition of the CONCESSION HOLDERS while the final Contract for the Transfer of Rights mentioned below has not been executed as yet.

In addition, during the term of effectiveness of this Contract, and while the EXPLORER has not executed the right to acquire the RIGHTS, the CONCESSION HOLDERS shall be able to make use of the minerals located within the perimeter of the LOT. They may extract, process and sell said minerals for their own benefit, in agreement with the LAW and the REGULATIONS, if and when the CONCESSION HOLDERS obtain and comply with all of the corresponding authorizations and permits, and with in reason, are not an obstacle to the exploration activities that the EXPLORER may be developing on the LOT at that time.

When applicable, the CONCESSION HOLDERS shall have the right to carry out the OPERATIONS supported by the easements of access and/or temporary occupation and/or expropriation of the surface areas of the lands that the EXPLORER were to obtain on the LOT, as well as install the infrastructure necessary to house their personnel on any part of the LOT, if and when:

i)

Said installations do not interfere with the EXPLORER’S OPERATIONS on the LOT.

ii)

Each one of the parties shall be responsible for obtaining their environmental permits and fulfilling all of the other obligations with respect to their respective operations. In the case of a conflict in the fulfillment of the obligations before the appropriate authorities, for the permits granted, or due to the requirements of the operation, the needs of the EXPLORER shall have the preference over any others whatsoever.

6.

As a payment for the right to explore that the CONCESSION HOLDERS are granting to the EXPLORER, according to this Contract, the EXPLORER promises, during the term of effectiveness of the same, to execute the works of exploration, and the company shall make the investments on the LOT that correspond to this concept, under the terms and conditions that are established by the LAW and the REGULATIONS, according to the year of effectiveness of the LOT. The EXPLORER shall make the investments, preferably, in the areas that are indicated in Article 29 of the LAW. From now, the CONCESSION HOLDERS grant the EXPLORER the right to carry out these obligations, which the company promises to carry out, in addition to the payments for the mining rights, and provide the evidence to the CONCESSION HOLDERS that shows the fulfillment of said obligations.

7.

Of course, what is indicated in the previous point of this FIRST Clause and 4 of the SECOND Clause of this document regarding the verification reports of the works effected on the LOT during the calendar year prior to that date shall be the responsibility of the EXPLORER during the term of effectiveness of this Contract and if it is terminated during the first five month of the calendar year in question, without exempting the CONCESSION HOLDERS from their responsibilities before the MINISTRY, and a copy of the same shall be given to the CONCESSION HOLDERS. In addition, the EXPLORER promises to give an annual report to the CONCESSION HOLDERS, in writing, regarding the exploration works carried out and shall give a report regarding the investments made in agreement with what is indicated in the previous paragraph, including the information generated by said investments. These annual reports shall have to be delivered to the CONCESSION HOLDERS within the 60 (sixty) calendar days following the year in question. The EXPLORER, in turn, shall present the reports and verifications that the company is obligated to present to the MINISTRY, which are referred to in the REGULATIONS, as required, at all time fulfilling what is stipulated in Article 28 of the LAW.

8.

In the execution of the exploration object of this Contract, the EXPLORER promises to:

a)

Execute the exploration works according to good mining uses and customs, according to the LAW and its REGULATIONS and other legal dispositions related to mining activities.

b)

Cover the mining rights that the corresponding Article of the LFD refers to on mining concessions regarding the LOT, for which the CONCESSION HOLDERS shall provide the documentation required, with the EXPLORER being empowered to make the payments at the bank of their choice.

c)

Repair and take care of the conservation of the landmark of the point of departure of the LOT, for which, the CONCESSION HOLDERS promise to give the EXPLORER the corresponding documentation, such as work done by experts, certificates regarding marking of boundaries, and others that are required.

d)

Deliver to the CONCESSION HOLDERS, within a term of 60 (sixty) calendar days after the termination of this Mining Exploration Contract, if the final Contract for the Transfer of Rights mentioned below is not executed, all of the information generated, in addition to the documentation related to the execution of the works effected during the last calendar year in which this Exploration Contract was in effect. In addition, the EXPLORER shall give a report to the CONCESSION HOLDERS regarding the OPERATIONS developed on the LOT. It shall include a report regarding the deposits and mineral beds that may have been located on the same, as well as the geological, mining and sampling works, in addition to the corresponding assaying that may have been done. Copies of the geological and topographical plans and the perforations made shall also be included. Said documentation shall be able to be provided in the English language, if the original version was prepared in English. The EXPLORER shall also make available to the CONCESSION HOLDERS the excesses, and the mounds of earth from the samples produced by the drilling that may have been done on the LOT.

The parties recognize that the information generated by the exploration of the LOT is information that is reserved in nature and is industrial secret information. Therefore, the parties promise, during the term of effectiveness of this Contract and while there is a relationship between them for the same purpose, to keep secret any an all information that the parties communicate that has not been publicly revealed in advance in any way whatsoever, unless there is express authorization and a mutual agreement between the parties.

e)

Respond for the obligations regarding labour, social security, fiscal and others regarding the personnel of the EXPLORER that works on the LOTS for the purpose of the exploration that is being carried out in agreement with this Contract.

f)

To pay an indemnity to the CONCESSION HOLDERS, keep them at peace, defend them and keep them free and clear from any lawsuit, claim, damages, prejudice, responsibility, court decision, action, costs and expenses, including legal expenses, that could be imposed or made effective or incurred regarding any of these whatsoever because of damages caused by the actions of the EXPLORER carried out because of this Contract, from the date of the signing and ratification, and while it is in effect.

g)

Comply with the dispositions that are referred to in Articles 34 and 39 of the LAW. Therefore, the EXPLORER shall be solely responsible for mitigating the environmental impacts that could result from the exploration activities on the LOT. In addition, from now, they promise the CONCESSION HOLDERS to restore, repair, return to their original state and reforest the areas that may have been affected by said activities.

In turn, the EXPLORER promises to not obstruct the right to explore that is granted in this Contract; and the EXPLORER, if any mineral is extracted, shall make this mineral available to the CONCESSION HOLDERS, or the income from the sale of the mineral that is obtained in the course of the exploration, except for what is indicated in Point 5 above.

9.

As indicated above and during the term of effectiveness of this Contract, it is the obligation of the EXPLORER to carry out and verify the fulfillment of the obligations indicated in Articles 27, 28, 29 and the others that are applicable of the LAW, and those that correspond of the REGULATIONS.

PROMISE FOR THE TRANSFER OF RIGHTS

SECOND:

The CONCESSION HOLDERS, in this legal action, promise and take on the obligation, in an irrevocable manner, to transfer the ownership of the RIGHTS to the EXPLORER, based on the conditions established in Point 5 of this Clause, under the terms of the applicable dispositions, without any reservations or limitations whatsoever, free from all charges, limitations or encumbrances. The request for the transfer of the rights shall be made through a written notification sent 30 (thirty) calendar days in advance of the date on which the company wishes to exercise the right in question, under the terms of Article 83 of the REGULATIONS and according to the following:

1.

According to applicable dispositions, the term in which the EXPLORER shall be able to exercise, at any time whatsoever, the right to have the CONCESSION HOLDERS transfer the RIGHTS to them is 36 (thirty-six) months, counted from the date of the signing of this document by both parties before a Notary Public. It is hereby established that this right for the EXPLORER shall expire when the Exploration Contract contained in this document terminates.

2.

In the case where on the date on which the right to acquire the RIGHTS is exercised, under the terms of this contract, there are still requirements or formalities pending to be able to make the transfer to the EXPLORER, the term of effectiveness of these Contracts shall be extended for a term of 36 (thirty-six) months.

3.

The CONCESSION HOLDERS promise that during the term indicated they will not encumber, nor limit the RIGHTS in any way whatsoever, nor will they execute any contract whatsoever regarding the LOT, except with the EXPLORER. Therefore, they guarantee the existence, legitimacy, and availability of the rights referred to. In addition, the CONCESSION HOLDERS promise to not request the waiving of their rights or the reduction of the surface area granted in the concession that supports the LOT, without express authorization in writing from the EXPLORER, which establishes the mutual agreement for this action.

4.

The EXPLORER promises to comply with the execution and the verification of the works and labours of exploration, and the other obligations that are referred to in Articles 27, 28 and 29, and the others that are applicable of the LAW and of the REGULATIONS, such as those mentioned in Points 7, 8, and 9 of the FIRST Clause. As of now, the CONCESSION HOLDERS grant to the EXPLORER the right to carry out these obligations, who promises to do so, in addition to the payments for the mining rights, providing the CONCESSION HOLDERS with the evidence that shows the fulfillment of said obligations.

For the granting of the rights object of this Contract, the EXPLORER shall pay the CONCESSION HOLDERS the amounts indicated below, within the terms that are expressed, subject to what is indicated in the following subsections of this point:

a.

At the signing and ratification of this document by both parties, the total amount of $20,000 (twenty thousand) Dollars of the United States of America, as a payment for the right to acquire the RIGHTS, extended for the 12 (twelve) months following this date.

b.

No later than the day on which the 12 (twelve) months transpire, counted from the date of the signing and ratification of this document by both parties, or the following working day if it is not a working day, the total amount of $10,000 (ten thousand) Dollars of the United States of America, as a payment for the right to acquire the RIGHTS, extended for the 12 (twelve) months following this date.

c.

No later than the day on which the 24 (twenty-four) months transpire, counted from the date of the signing and ratification of this document by both parties, or the following working day if it is not a working day, the total amount of $10,000 (ten thousand) Dollars of the United States of America, as a payment for the right to acquire the RIGHTS, extended for the 12 (twelve) months following this date.

d.

No later than the day on which the 36 (thirty-six) months transpire, counted from the date of the signing and ratification of this document by both parties, or the following working day if it is not a working day, the total amount of $10,000 (ten thousand) Dollars of the United States of America, as a payment for the right to acquire the RIGHTS, extended for the 12 (twelve) months following this date.

If the option to acquire the RIGHTS that are conferred herein is exercised before the day on which the 36 (thirty-six) months transpire, counted from the date of the signing and ratification of this document by both parties, or the following working day if it is not a working day, the EXPLORER shall be obligated to pay the CONCESSION HOLDERS, in addition to what is agreed on in Subsection d. above, the amounts that are referred to in Subsections b. and c. above, the dates of which have not expired yet and the payments have not been made previously.

The EXPLORER shall pay the payment that is referred to in Subsection d. to the CONCESSION HOLDERS as a total payment for the Transfer of the RIGHTS.

The parties agree that the payments mentioned above shall have the corresponding Value-added Tax added to the total amounts, which shall be able to be paid in the equivalence in National Currency at the rate of exchange that is in effect at the time when the payment is made, based on the rate of exchange for paying obligations stipulated in foreign currency, payable in the Republic of Mexico, published by the Bank of Mexico in the Official Gazette of the Federation.

6.

It is expressly agreed that the EXPLORER shall have the right to terminate this Promissory Contract at any time whatsoever, through a written notification sent to the CONCESSION HOLDERS and without any other obligations than those agreed on herein. The company shall be liberated from the payment of the amounts that are referred to in Subsections b. to d. of Point 5 above, with dates that would not have transpired yet at that time. Nevertheless, the EXPLORER is obligated to comply with the exploration works and payment of the mining rights that the company has promised to pay during the term of effectiveness of these Contracts, even when the term for complying with said obligations may be latter than the date of termination of the same, proportionally to said date.

COMMON FOR BOTH CONTRACTS

THIRD:

The parties mutually and expressly promise to faithfully fulfill the obligations that are referred to in Article 27 of the LAW, in what corresponds to each one of them in virtue of these Contracts, and to not incur any of the causes whatsoever of nullification, cancellation, suspension and impermanence of rights that are referred to in the corresponding Article of the LAW and the REGULATIONS. To the contrary, as of now they promise each other to give a solution and, when applicable, to repair the damages caused by the breaching party to the other party by failing to comply with any of the obligations. Nevertheless, if the EXPLORER decided to do so, the company will work together with the CONCESSION HOLDERS for the defence of the RIGHTS, if the failure to comply is imputable to the latter. This is under the understanding that the fees and other expenses that are generated shall be discounted from the payments that are referred to in Point 5 of the SECOND Clause.

FOURTH:

The EXPLORER expressly promises to request the registration of these Contracts in the REGISTRY, as well as the Contract or Contracts for the Transfer of Rights, when applicable, that are executed. For this purpose, the CONCESSION HOLDERS promise to cooperate with the EXPLORER in everything that may be necessary for the above-mentioned registrations to be made without delays.

FIFTH:

All of the expenses, fees and taxes that are generated because of the granting and registration of these Contracts, as well as the granting of the final Contracts for the Transfer of Rights, shall be paid by the EXPLORER, except for the ISR to be paid by the CONCESSION HOLDERS, who promise to issue the corresponding invoices for the amounts that they receive, under the terms of the LIR. These shall have to be presented to the EXPLORER no later than that date of the corresponding payment. In addition, the CONCESSION HOLDERS promise to fulfill all of the obligations that are imposed on them by the fiscal laws that are currently in effect, in virtue of having manifested to the EXPLORER that they are registered in the RFC and that their main activity is what the LIR considers to be, Individuals with Business Activities. From now, the CONCESSION HOLDERS, based on the LIR, authorize the EXPLORER to make the retentions necessary, in agreement with the applicable laws of the matter, if and when said retentions are done when the payments are made. In this case, the corresponding verifications regarding the above shall be issued to the satisfaction of the parties, given that the mining concession object of these Contracts forms part of the activities stated.

In agreement with the terms of the IVA Law, for each payment that is received, the parties shall submit it and give a detailed express account of the corresponding IVA, in agreement with Articles 1, 4, 8, and the others that are applicable of the above-mentioned Law, as well as Article 14 and the others that are applicable of the Fiscal Code of the Federation.

SIXTH:

The CONCESSION HOLDERS promise to provide all of the information that is requested regarding these Contracts to the EXPLORER, as well as to sign, verify and fulfill any other requirements necessary whatsoever, for the EXPLORER to exercise the rights that are granted herein.

SEVENTH:

The obligations agreed on for the EXPLORER in this document are expressly subject to the CONCESSION HOLDERS granting before a Notary Public a Special Power of Attorney that is irrevocable and cannot be renounced, to guarantee the fulfillment of the obligations contracted in agreement with this document. It shall be in effect while the obligations contracted by the CONCESSION HOLDERS in the Contract for the Promise to Transfer Rights contained herein subsist, under the following terms:

REYNALDO ARELLANO VENAVIDEZ, with the consent of his wife, Mrs. OLGA JIMENEZ FLORES, and JOSE REYES RUIZ OLMOS, with the consent of his wife, Mrs. MONICA PEREZ RODRIGUEZ, on their own behalf, grant to J. DUANE POLIQUIN, MORGAN J. POLIQUIN, ING. ABELARDO GARZA HERNANDEZ,

LIC. FRANCISCO HEIRAS MANCERA and LIC. MAURICIO HEIRAS GARIBAY, a Special Power of Attorney that is irrevocable and cannot be renounced, to be exercised jointly or separately, so that on behalf of and as the representatives of the grantors:

They fulfill, if so required by MINERA GAVILAN, S.A. DE C.V., assignees or transferees, or the individual or company that they designate, the obligations contracted by the gentlemen, REYNALDO ARELLANO VENAVIDEZ and JOSE REYES RUIZ OLMOS, on their own behalf, in the Contracts for Mining Exploration and the Promise to Transfer Rights executed between the grantors, as the grantors of rights and promising party (in the Contracts called the CONCESSION HOLDERS), and the above-mentioned MINERA GAVILAN, S.A. DE C.V., as the receiver of the promise (in the contracts called the EXPLORER). These consist of executing with them or with the individuals or companies that they indicate, a final Contract or Contracts for the Transfer of Rights regarding the mining concession that is described below, and those that are derived from it (in the Contracts called the LOT), in addition to those that are referred to in Clauses THIRTEEN AND FOURTEEN of these Contracts:

Name of the Concession

El Gallo de Oro

Title No.:

203973

Surface Area:

21.6991 Hectares

Municipality:

Santiago Ixcuintla

State:

Nayarit

This Power of Attorney is granted with the sole limitation that in order to exercise the faculties to transfer rights that the same refers to, the agent or agents shall have to verify before a Notary Public before whom the signatures of the Contract for the Transfer of Rights are ratified, or the document for the transfer of rights derived from the corresponding title for the mining concession mentioned above, that the EXPLORER has fulfilled each and every one of the obligations contracted in the Contracts for Exploration and the Promise to Transfer Rights mentioned above that are granted under the terms of the above-mentioned Contracts.

It is also granted so that, in the case of the omission of the grantors, and if the EXPLORER, the assignees or transferees require them to do so, the holders of the Powers of Attorney may make use of the rights that the Mining Law grants to mining concession holders and applicants for mining concessions regarding their concessions. This is to fulfill the obligations of the CONCESSION HOLDERS, among which include, as a list but not as limitations, to present the reports that are referred to in the LAW and those corresponding to the REGULATIONS; present the verifications of the execution of the works or labours of exploration or exploitation that are referred to in Article 27 and the other articles that are related of the LAW and those that correspond of the REGULATIONS; promote procedures for mining opposition and make use of the administrative resources under the terms of the LAW and the REGULATIONS; and the other actions that are forthcoming in agreement with said dispositions, except for desisting from or reducing the surface area, which can only be done through a written authorization signed jointly by the CONCESSION HOLDERS and the EXPLORER, the assignees or transferees.

Within the specializations of the Power of Attorney, the agents shall have all of the faculties that correspond to the General Power of Attorney for litigations and collections, to administer goods and for acts of control, under the most ample terms of Article 2554 of the Federal Civil Code and those that are related of the Civil Codes of all of the Entities of the United Mexican States. The sole limitation is that the agents shall be able to exercise these Powers of Attorney solely for matters related to the rights derived from the mining concession that supports the mining lot object of the Contracts mentioned above.

In view of the fact that the Power of Attorney granted in this document is granted for the fulfillment of the obligations contracted by the grantors in bilateral contracts, it is expressly stipulated that the Power of Attorney is granted as irrevocable and cannot be renounced. Even at the death or interdiction of the grantors of the Power of Attorney, the Power of Attorney does not terminate, therefore, the agents shall be able to continue to exercise it and comply with it until the conclusion of the legal action for which it was granted. The above is under the terms of Article 2596 of the Federal Civil Code and those that are related of Article 2495 of the Civil Code of the State of Chihuahua, and Article 2499, also of the Civil Code of the State of Chihuahua.

The Power of Attorney shall be in effect during the time in which the obligations subsist for those that are granted the Powers of Attorney in the Contracts for Mining Exploration and the Promise to Transfer the Rights mentioned above.

EIGHTH:

The EXPLORER shall respond before the CONCESSION HOLDERS for each and every one of the obligations granted in the Power of Attorney that is referred to in the previous Clause, in the case where the company or those that were granted a Power of Attorney make incorrect use of the faculties granted in said Power of Attorney.

NINTH:

The parties agree that these Contracts shall be terminated at any time whatsoever due to the following causes:

1.

If the EXPLORER notifies the CONCESSION HOLDERS, before the end of the term of effectiveness of these Contracts, of the decision to terminate them in advance.

2.

If the CONCESSION HOLDERS decide to terminate these Contracts in the case where the EXPLORER does not comply with the commitment of providing the annual reports described in the FIRST Clause, Point 7, the payments agreed on in the SECOND Clause, Point 5, and the other obligations that correspond to the company in virtue of this document, with the failure to comply subsisting for a period longer than 60 (sixty) calendar days following the date of which the EXPLORER would have received the notification in writing from the CONCESSION HOLDERS requesting the fulfillment of their obligations.

3.

Once the parties have executed the Contract for the Transfer of Rights, in agreement with the SECOND Clause of these Contracts, and there are no other requirements or formalities that are pending for the transfer to the EXPLORER.

The date of termination of this document shall be effective as of the date on which the EXPLORER notifies the CONCESSION HOLDERS that the company no longer wishes to continue with these Contracts, in Case 1 above; the day on which 60 (sixty) calendar days have transpired from the date on which the notification in Case 2 above was received, if and when the EXPLORER has not initiated the procedures necessary to correct the breach within this term; and, the day on which there are no requirements or formalities pending to be resolved in Case 3 above.

When the Contracts terminate, ither beforehand or on their expiration date, for the purpose of the cancellation of the same in the REGISTRY, in agreement with what is stipulated in the first paragraph of Article 51 of the LAW and the last paragraph of Article 89 of the REGULATIONS, as of this moment, the parties promise to ratify the document that grants the authorization from both parties for said termination before a Notary Public or Broker.

TENTH:

All of the communications that are sent between the parties in agreement with these Contracts shall be done in writing, sent to the address of the corresponding party, personally or through a telegram, confirmed fax, mail certificate with verification of being received, or specialized messaging service and, for this purpose, the parties indicate the following as their addresses:

CONCESSION HOLDERS:

Niños Heroes No. 32

Col. Lazaro Cardenas

Tepic, Nayarit, C.P. 63190

Telephone No. (311) 213-7255

Attention: Mr. Reynaldo Arellano Venavidez

EXPLORER:

Ricardo Flores Magon No. 67 Int. 8-M

Col. Centro

Hidalgo del Parral, Chihuahua, C.P. 33800

Telephone No. and Fax No.: (627) 522-2293

Attention: Ing. Abelardo Garza Hernandez

Any change of address or representative whatsoever shall be notified in writing, and sent in an authentic manner.

ELEVENTH:

In the supposed case where the REGISTRY were to consider it necessary to have this document and those that are derived from it drawn up as a public document, the CONCESSION HOLDERS authorize the EXPLORER, as of this moment, to have the public document drawn up before the Notary Public of their choice, without the necessity of having the CONCESSION HOLDERS appear.

TWELFTH:

The contracting parties shall be relieved of the fulfillment of their obligations due to a disaster or Act of God, while said disaster or Act of God subsists. The party affected shall have to send a notification to the other party as soon as possible, informing that the cause for a disaster or an Act of God has occurred. Once it has ceased, the affected party shall send written notification to the other party and shall reassume the fulfillment of the obligations and the exercising of the rights. Understood to be a cause of a disaster or an Act of God shall be events such as labour problems of a general type, regional or national; action of the elements such as meteorological phenomena, bad weather, floods, landslides, cave-ins, earthquakes and prolonged summers; laws, regulations, ordinances and requests from governmental agencies; orders or decisions from courts; the impossibility of obtaining any licenses, permits or authorizations whatsoever, public or private, under reasonably acceptable terms and/or time periods; work stoppages or suspensions of OPERATIONS to give a solution to or avoid real or supposed violations, present or future, of the federal, state or local laws regarding the protection of the environment; wars or conditions attributable to these, declared or not declared; uprisings or revolts; civil catastrophes; fires; explosions; supervening onerosity; or any other cause whatsoever whether similar or not to the above, with the exception of the impossibility to fulfill the obligations that is of a financial type.

THIRTEENTH:

The parties agree that the CONCESSION HOLDERS and the EXPLORER shall always have the right to transfer, totally or partially, the rights and obligations that are acquired in virtue of these Contracts, without prior written authorization from the non transferring party, under the understanding that the transferee expressly makes the substitution in writing regarding the fulfillment of the corresponding obligations, and that the party is legally capable of acquiring such rights and obligations under the terms of the applicable legal dispositions in the United Mexican States. In addition, the parties agree that any transfer of rights and obligations whatsoever shall become legally effective from the date on which the non-transferring party receives official notification in writing regarding said transfer.

The parties agree that while these Contracts are still in effect, they shall be valid and obligatory for the contracting parties as well as for the respective assignees or transferees of the parties.

FOURTEENTH:

This Contract shall be obligatory for the parties, their heirs, assignees or transferees. The parties, notwithstanding the nature of this document, expressly declare that in the agreements object of the same there are no damages and, even if there were any, they expressly renounce the right to request the respective nullification referred to in the respective Articles of the Federal Civil Code that are applicable throughout the country for Federal matters, and the related Articles of the Civil Codes of all of the Entities of the United Mexican States.

FIFTEENTH:

As of now, the parties agree to amend the terms and conditions established in these Contracts, if and when they do not amend the essential dispositions of the same, and are as a result of any request made by the Stock Exchange of

Vancouver, British Columbia, Canada. Therefore, the same are subject to the approval of said Stock Exchange.

SIXTEENTH:

These Contracts are executed under the terms of Article 78 of the Code of Commerce and are mercantile in nature, therefore, for what is not expressly agreed on herein, and for the interpretation and fulfillment of the same, the LAW, the REGULATIONS and the Mercantile Legislation shall be applied, and as a supplement, also the Federal Civil Code applicable throughout the Country in Federal Matters for what is not foreseen in the two first legislations. For the resolution of any controversy whatsoever that arises from this document, the parties expressly submit to the jurisdiction of the appropriate tribunals of the City of Hidalgo del Parral, Chihuahua, renouncing any other jurisdiction whatsoever that could correspond to them because of their current or future address, or due to any reason whatsoever.

SEVENTEENTH:

These Contracts leave without any effect whatsoever any other one that the parties may have executed prior to this with relation to the LOT, other than those mentioned herein. As of this date, any agreement, Letter of Intent, or any other legal document whatsoever that the parties may have agreed on between themselves, or with third parties, is hereby rescinded, whatever the nature of the document may have been.

This document is prepared in five originals, one for each one of the parties, another two for Notary purposes, and the last for registration in the REGISTRY. Once it was read, they ratified it in all of its terms and signed, as due verification, the EXPLORER on the 25th of October of 2006, in the City of Hidalgo del Parral, Chihuahua, and the CONCESSION HOLDERS on the 30th of October of 2006 in the City of Tepic, Nayarit.

THE CONCESSION HOLDERS

Signature

MR. REYNALDO ARELLANO VENAVIDEZ

Signature

MRS. OLGA JIMENEZ FLORES

Signature

MR. JOSE REYES RUIZ OLMOS

Signature

MRS. MONICA PEREZ RODRIGUEZ

THE EXPLORER

Signature

MINERA GAVILAN, S.A. DE C.V.

Represented by

ING. ABELARDO GARZA HERNANDEZ

RATIFICATION OF SIGNATUES:

I, LIC. MARIA DE LOURDES YERENA GALEANA, TITLEHOLDER OF NOTARY PUBLIC No. 21, OF THE FIRST TERRITORIAL DISTRICT, RESIDING IN THIS CITY, HEREBY VERIFY:

That before me appeared REINALDO ARELLANO VENAVIDEZ, OLGA JIMENEZ FLORES, J. REYES RUIZ OLMOS OR JOSE REYES RUIZ OLMOS AND MONICA PEREZ RODRIGUEZ, who for their general information, and under oath to tell the truth, stated that they are Mexicans, of legal age, the first two married to each other, originally from La Yesca, Nayarit, where they were respectively born on the 26th of August of 1961 and the 26th of March of 1965. He is a businessman and she is a housewife. Both reside at Calle Niños Heroes No. 32, in Colonia Lazaro Cardenas in this city. The last two are married to each other, Mr. J. REYES RUIZ OLMOS OR JOSE REYES RUIZ OLMOS, originally from San Rafael de Arriba, Coahuila, where he was born on the 16th of January of 1949, federal employee, and Mrs. MONICA PEREZ RODRIGUEZ, originally from La Quebrada, Municipality of Tepic, Nayarit, where she was born on the 4th of May of 1953, working on the labours in her own home as a housewife. Both reside at Calle Prieto Crispin No. 35, in Colonia Prieto Crispin in this city. They identified themselves with Voter’s Card No. 0000033532751, 33521055, 0518020504247 and 33514748, respectively. They are individuals that I consider to have the legal capacity to enter into contracts and take on obligations, and they stated:

That they ratify the contents and signatures of this document, signing once again together with the undersigned, in the city of Tepic, Capital of the State of Nayarit, on the 30th thirtieth of October of 2006 two thousand and six. I SWEAR.

Signatures

Seal: The United Mexican States, Ma. De Lourdes Yerena Galeana, Titleholder, Notary No. 21, Tepic, Nayarit

Tax stamps

LIC. JOSE SERGIO MILLER MATA

NOTARY PUBLIC No. FIVE

HGO. DEL PARRAL, CHIH.

R A T I F I C A T I O N

In the city of Hidalgo del Parral, District of Hidalgo, State of Chihuahua, on the twenty-fifth of October of two thousand and six, before me, LIC. JOSE SERGIO MILLER MATA, NOTARY PUBLIC No. FIVE, for this District of Hidalgo, appeared Ing. ABELARDO GARZA HERNANDEZ in his role as Legal Agent of “MINERA GAVILAN, S.A. DE C.V.”, who stated that he ratifies the signature and contents of the preceding document.

I, THE UNDERSIGNED NOTARY SWEAR AND CERTIFY

I. – GENERAL INFORMATION: That I know the person appearing and in my opinion he has the legal capacity to enter into contracts and take on obligations because I know nothing to the contrary. For his general information he stated that he was:

ING. ABELARDO GARZA HERNANDEZ, originally from Monterrey, Nuevo Leon, with the date of birth the 16th of January of 1953, residing at Calle Del Bosque No. 45 in this city, Mexican, married, miner, taxpayer with Registration No. GAHA-530116-5YA.

II. – AUTHORIZATION: For the purpose of verifying the authorization that he has for appearing in this Action, ING. ABELARDO GARZA HERNANDEZ verified it through the page that is attached to this Ratification for it to form an integral part of the same.

III. – That this Ratification was registered under No. 27165 on Page No. 213 of Book No. twenty-three of the Registry for Documents outside of the Registry that I am in charge of in this Notary.

IV. – That this Ratification was read to the person appearing, explaining to him the legal value and scope, and he stated that he was in agreement with the same and signed together with the Undersigned Notary who Swears to the above.

Signature

ING. ABELARDO GARZA HERNANDEZ

LEGAL AGENT OF

MINERA GAVILAN, S.A. DE C.V.

NOTARY PUBLIC No. FIVE

Signature

LIC. JOSE SERGIO MILLER MATA

Stamp: The United Mexican States, Logo, Lic. Jose Sergio Miller Mata, Notary Public No. five, Hidalgo del Parral, Chih.